Exhibit 99.5

VOTING AGREEMENT

BY AND AMONG

BORLAND SOFTWARE CORPORATION

AND

THE STOCKHOLDER LISTED HEREIN

Dated as of February 7, 2006

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement’”) is entered into as of February 7, 2006, by and among Borland Software Corporation, a Delaware corporation (“Parent”), and Howard Morgan (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Stockholder “beneficially owns” (for the purpose of this Agreement, as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) the number of shares of Common Stock of Segue Software Inc., a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule I hereto (together with any shares of Common Stock acquired by such stockholder after the date hereof, the “Subject Common Shares”);

WHEREAS, Parent and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof, by and among the Company, Beta Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Parent (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company with the Company being the surviving corporation; and

WHEREAS, concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, the Stockholder is executing this Agreement whereby the Stockholder agrees to vote all of such Stockholder’s Subject Common Shares pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2 Other Definition. For purposes of this Agreement, “Proxy Term” shall mean the period from the execution of this Agreement until the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms or (ii) the Effective Date.

Section 1.3 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this

Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used is this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require Parent, the Stockholder or any of their respective Subsidiaries or Affiliates to take any action that would violate any applicable Law.

ARTICLE II

VOTING

Section 2.1 Agreement to Vote the Stockholder’s Subject Common Shares. During the Proxy Term, the Stockholder agrees that at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent, such Stockholder will:

(a) appear in person or by proxy at each such meeting or otherwise cause such Stockholder’s Subject Common Shares to be counted as present at such meeting for purposes of calculating a quorum; and

(b) vote (or cause to be voted) all of such Stockholder’s Subject Common Shares (i) in favor of the approval of the terms of the Merger Agreement (including any amendments thereto), the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (ii) (other than the transactions contemplated by the Merger Agreement) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement, (B) preclude fulfillment of a condition under the Merger Agreement to the Company’s, Parent’s or Merger Sub’s respective obligations to consummate the Merger or (C) materially impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement or this Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Any vote by the Stockholder of such Stockholder’s Subject Common Shares that is not in accordance with this Section 2.1 shall be considered null and void.

Section 2.2 Grant of Irrevocable Proxy. If requested by Parent, the Stockholder will constitute and appoint Parent, or any nominee of Parent, or will cause Parent, or any nominee of Parent, to be constituted or appointed, with full power of substitution and re-substitution, during and for the Proxy Term, as such Stockholder’s true and lawful attorney in fact and irrevocable proxy, for and in such Stockholder’s name, place and stead, to vote each of the Subject Common Shares beneficially owned by such Stockholder as such Stockholder’s proxy, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent, or, as applicable, to instruct and direct the Depository Trust & Clearing Corporation or any other holder of record of such Subject Common Shares to vote such Subject Common Shares at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent, (i) in favor of the approval of the terms of the Merger Agreement (including any amendments thereto), the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (ii) (other than the transactions contemplated by the Merger Agreement) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement, (B) preclude fulfillment of a condition under the Merger Agreement to the Company’s, Parent’s or Merger Sub’s respective obligations to consummate the Merger or (C) materially impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement or this Agreement.

Section 2.3 Nature of Irrevocable Proxy. ANY PROXY AND POWER OF ATTORNEY GRANTED PURSUANT TO SECTION 2.2 BY THE STOCKHOLDER SHALL BE IRREVOCABLE DURING THE PROXY TERM, SHALL BE DEEMED TO BE COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE PROXY AND SHALL REVOKE ANY AND ALL PRIOR PROXIES GRANTED BY SUCH STOCKHOLDER. Any power of attorney granted by the Stockholder pursuant to Section 2.2 shall be a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder and any obligation of such Stockholder under this Agreement and shall be binding upon the heirs, personal representatives, successors and assigns of such Stockholder. The Stockholder hereby revokes all other proxies and powers of attorney with respect to all of such Stockholder’s Subject Common Shares that may have heretofore been appointed or granted, and, except as expressly contemplated by this Agreement, no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Stockholder with respect thereto.

ARTICLE III

COVENANTS

Section 3.1 Generally.

(a) The Stockholder agrees that, except as expressly contemplated by the terms of this Agreement or the Merger Agreement, such Stockholder shall not (i) sell, transfer, tender, pledge, give, encumber, assign, convert into another class of securities of the Company or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of or grant a proxy or power of attorney, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens of any nature whatsoever with respect to, any or all of such Stockholder’s Subject Common Shares or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting such Stockholder’s ability to perform such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, such Stockholder may make (A) transfers by will or by operation of law, in which case this Agreement shall bind the transferee, and (B) as Parent may otherwise agree in writing in its sole discretion.

(b) The Stockholder agrees not to take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing such Stockholder’s obligations under this Agreement.

(c) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Common Shares”, when used with respect to the Stockholder, shall be deemed to refer to and include such Stockholder’s then-existing Subject Common Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Stockholder’s Subject Common Shares may be changed or exchanged or which are received in such transaction.

Section 3.2 Standstill Obligations of Stockholder. The Stockholder covenants and agrees with Parent that, during the Proxy Term:

(a) Such Stockholder shall not, nor shall such Stockholder permit any Affiliate of such Stockholder to, nor shall such Stockholder act in concert with or permit any Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or grant powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, in each case in a manner that would be inconsistent with such Stockholder’s obligations under this Agreement (including without limitation, Article II hereof), other than to recommend that stockholders of the Company vote in favor of the Merger and the Merger Agreement.

(b) Such Stockholder shall not, nor shall such Stockholder authorize any Affiliate of such Stockholder to, nor shall such Stockholder act in concert with or permit any Affiliate to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any arrangement or agreement with any Person with respect to the voting of such shares of Common Stock, in each case in a manner that would be inconsistent with such Stockholder’s obligations under this Agreement (including without limitation, Article II hereof).

(c) Such Stockholder shall not, nor shall such Stockholder authorize any Affiliate of such Stockholder, directly or indirectly, to (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Parent and Merger Sub) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; or (iii) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Such Stockholder shall promptly (and in any event within 24 hours) notify Parent in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or its Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials, providing copies of such materials (including e-mails or other electronic communications) to Parent unless such materials constitute confidential information of such Person under an effective confidentiality agreement between such Person and the Company).

(d) Notwithstanding any of the provisions of this Agreement, the Stockholder makes no agreement or understanding herein as directors or officers of the Company. The Stockholder signs this Agreement solely in such Stockholder’s capacity as a beneficial owner of such Stockholder’s Subject Common Shares, and nothing herein shall limit or affect any action or inaction taken in such Stockholder’s capacity as an officer or director of the Company, including without limitation, in connection with actions permitted to be taken by officers or directors pursuant to and in accordance with the terms of the Merger Agreement.

Section 3.3 Exercise of Options. The Stockholder may purchase or acquire any additional shares of Common Stock pursuant to the exercise of Stock Options; provided, however, that any such shares of Common Stock received by such Stockholder in respect thereof shall be deemed “Subject Common Shares” respectively for all purposes of this Agreement without any action by any Person. Schedule II attached hereto sets forth a list of all outstanding Stock Options held by the Stockholder, the vesting schedule for each and the expiration or similar dates thereof.

Section 3.4 Public Disclosure. No Stockholder shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement without the prior consent of Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent as follows:

Section 4.1 Authority, (i) Such Stockholder has all necessary legal capacity, power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions to be consummated by it as contemplated hereby have been duly and validly authorized by such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, to perform such obligations or to consummate such transactions, and (iii) this Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

Section 4.2 Ownership of Shares. Schedule I sets forth the number of shares of Common Stock over which such Stockholder has record and/or beneficial ownership as of the date hereof. Such Stockholder does not own beneficially or of record any shares of Common Stock or other equity interests of the Company other than as set forth on Schedule I. As of the date hereof, such Stockholder is the lawful record and/or beneficial owner of the shares of Common Stock denoted as being owned beneficially and/or of record by such Stockholder on Schedule I and has the sole power to vote (or cause to be voted) such Stockholder’s shares of Common Stock in accordance with the provisions of this Agreement and the sole power of disposition with respect to such shares, with no restrictions, subject to applicable federal securities laws. Such Stockholder has good and valid title to the Common Stock denoted as being owned by such Stockholder on Schedule I, free and clear of any and all Liens. Such Stockholder has not appointed or granted any proxy which is still in effect with respect to any of such Stockholder’s Subject Common Shares.

Section 4.3 Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of such Stockholder’s obligations under this Agreement will not, require such Stockholder to obtain any consent (including any spousal consent), approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority based on the Law of any applicable Governmental Authority, except for any filing(s) (including amendments) that such Stockholder may be required to make pursuant to any applicable provision of the Exchange Act.

Section 4.4 No Conflicts. Neither the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (a) for the Stockholder which is an entity, conflict with or violate the certificate of incorporation, by-laws or other organizational documents of such Stockholder, (b) result in, or give rise to, a violation or breach of or a default (or an event that with notice or lapse of time or both would become a default) under any of the terms of any contract, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s Subject Common Shares or assets may be bound or affected or (c) conflict with or violate any applicable Governmental Order or Law.

Section 4.5 Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder.

ARTICLE V

TERMINATION

Section 5.1 Termination. This Agreement shall terminate, and none of Parent or the Stockholder shall have any further rights or obligations hereunder, upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, this Section 5.1 and Articles IV and VI of this Agreement shall survive the termination of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that such Stockholder may directly or indirectly have by virtue of the ownership of any Subject Common Shares.

Section 6.2 Publication. The Stockholder hereby permits Parent to publish and disclose in any document and/or schedule filed by Parent or any of its Affiliates with the SEC such Stockholder’s identity and ownership of shares of Common Stock and Stock Options and the nature of such Stockholder’s commitments, arrangements and understandings pursuant to this Agreement.

Section 6.3 Further Actions. The Stockholder agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement and the transactions contemplated by the Merger Agreement.

Section 6.4 Amendments. Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 6.5 Specific Performance. The parties hereto agree that if for any reason any party hereto shall have failed to perform such Stockholder’s obligations under this Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform such Stockholder’s obligations under this Agreement.

Section 6.6 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, in each case as set forth below. Any such notice shall be deemed delivered (a) on the date delivered if by personal delivery, (b) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed by registered or certified mail, (c) on the next succeeding Business Day if sent by national courier service, or (d) on the date sent by facsimile if the appropriate facsimile confirmation is received by the sender.

If to Parent, addressed to it at:

BORLAND SOFTWARE CORPORATION

20450 Stevens Creek Blvd., Suite 800

Cupertino, CA 95014

Attention: General Counsel

831-431-1000 (phone)

408-517-2869 (fax)

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Daniel E. Stoller, Esq.

                 Richard J. Grossman, Esq.

212-735-3000 (phone)

212-735-2000 (fax)

If to the Stockholder, addressed to such Stockholder at the address and facsimile number set forth on Schedule III hereto, with a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attention: Jeffrey C. Hadden, Esq.

                 James A. Matarese, Esq.

617-570-1000 (phone)

617-523-1231 (fax)

Section 6.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 6.9 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 6.10 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that Parent may assign and transfer its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent.

Section 6.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court, or federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by applicable Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or federal court, and (iv) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 6.6. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.12(c).

Section 6.13 Counterparts. This Agreement may be executed in two or more counterparts, including facsimile counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 6.14 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s Restated Certificate of Incorporation, as amended, the possible acquisition of the Subject Common Shares by Parent pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

Parent: BORLAND SOFTWARE CORP.

By:	/s/ Tod Nielsen
Name: Tod Nielsen
Title: Chief Executive Officer

STOCKHOLDER:

/s/ Howard Morgan
Name: Howard Morgan

Schedule I

Beneficial and Record Ownership of Common Stock

Name of Stockholder	Number of Shares of Common Stock Held Beneficially	Number of Shares of Common Stock Held of Record
Howard Morgan	—	35,154

Schedule II

Stock Options

Name of Stockholder	Number of Outstanding Stock Options	Vesting Date(s)	Expiration Date(s)	Grant Date
Morgan, Howard	4,000	Fully vested	4/2/06	04/02/96
Morgan, Howard	4,000	Fully vested	4/2/07	04/02/97
Morgan, Howard	4,000	Fully vested	4/2/08	04/02/98
Morgan, Howard	4,000	Fully vested	4/2/09	04/05/99
Morgan, Howard	4,000	Fully vested	4/3/10	04/03/00
Morgan, Howard	4,000	Fully vested	4/2/11	04/02/01
Morgan, Howard	10,638	Fully vested	4/1/12	04/01/02
Morgan, Howard	2,659	Fully vested	4/1/12	04/01/02
Morgan, Howard	2,659	Fully vested	4/1/12	04/01/02
Morgan, Howard	18,750	Fully vested	4/1/13	04/01/03
Morgan, Howard	11,139	Fully vested	4/1/14	04/01/04
Morgan, Howard	8,475	1-year monthly vesting	4/1/15	04/01/05

Schedule III

Notice to Stockholder

Name of Stockholder	Address
Howard Morgan	764 Mt Moro Rd, Villanova, PA 19085